UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(MAY 30, 2007)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

License and VAR agreement with Intersections Inc.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: MAY 30, 2007

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET ENABLES NEW CONSUMER MOBILE SERVICES FROM INTERSECTIONS INC.

MobiSecure Wallet and Vault Helps Identity Management Leader Get Closer to its Customers

TORONTO, Canada, May 30, 2007 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of wireless data security infrastructure products and services, today announced a three year license and VAR agreement to provide its MobiSecure™ Wallet and Vault mobile secure access solution to Intersections Inc. (NASDAQ:INTX), North America’s financial institutions’ leading provider of identity theft protection and credit management solutions for consumers.  Offering users secure and immediate access to a host of personal, financial, and insurance identity information, as well as other critical, privileged data, MobiSecure Wallet and Vault will provide Intersections with a mobile security platform it can use to extend its core offering and create a host of new services that build closer, more personal and “sticky” relationships with their more than five million users.

Over the next twelve months, Diversinet expects to receive cash payments totaling a minimum of $839,000 which includes $675,000 relating to the license and VAR agreement for the first year and $164,000 for various statements of work.  Intersections intends to use the Mobisecure Wallet and Vault solution and re-brand it for a variety of new service and product offerings expected to become available during the second half of 2007.  These will be available directly through Intersections’ Identity Guard® brand and through selected partners, opening up significant new distribution channels for Diversinet.

“Secure mobile platforms are increasingly being seen as a convenient way for consumers to keep vigilant watch over all aspects of their identity, offering Intersections an opportunity to bring valuable new service offerings that take advantage of these devices, especially for the frequent traveler and mobile worker,” said Michael Stanfield, CEO of Intersections.  “Diversinet’s MobiSecure Wallet and Vault provide an essential, enabling mobile security platform we can build upon to gain additional touch points with our customers and securely put important personal information at their fingertips anywhere, anytime.”

Once installed on the customer’s mobile device, MobiSecure Wallet offers Intersections the flexibility to launch new service offerings on the fly with no additional programming on the client device.  After a customer has registered and authenticated themselves, whatever personal information they see on the mobile screen is stored securely on their mobile device, eliminating the inconvenient and time-consuming task of repeatedly retrieving the information from a remote server every time they want it.  And like a TV remote, a MobiSecure-enabled mobile device can also be used to point to and transmit various personal documents, files and information directly from the server-based MobiSecure Vault by fax, email and SMS.

“MobiSecure Wallet and Vault was designed to enable organizations with large constituencies to have a closer, more secure relationship with their members, and our agreement with Intersections validates the usefulness and power of our solution,” said Albert Wahbe, CEO of Diversinet.  “In designing our two-factor authentication products and services we wanted to create a disruptive technology that would dramatically lower the cost and complexity of providing secure mobile access to the personal information that people use every day to support their lifestyle.”

More than five million consumers currently access Intersections’ family of products and services through marketing partnerships with organizations that include many of North America’s leading financial institutions, associations, insurance companies and Web-based businesses who already use Intersections’ services, often under their own private labels, to offer value-added credit management and identity theft prevention benefits to their members.

The MobiSecure Wallet and Vault utilize Diversinet’s MobiSecure soft token technology and MobiSecure strong authentication for a fully automated, standards-based, strong authentication solution that protects user identity, transactions and data by issuing a one-time password (OTP) every time the user requires authentication.  Unlike current card and PIN number combinations that are used repeatedly – and are consequently less secure – an OTP-based system like MobiSecure generates a new, unique password for each transaction and access to secure personal information.

About Diversinet

Diversinet Corp. (OTCBB: DVNTF) is a leading provider of wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device. Diversinet's reliable, end-to-end OTP (one-time password) solutions enable cost-effective strong authentication and instant and secure access to critical personal records, helping businesses reduce identity theft, expand customer offerings, increase revenues and comply with regulations.  Connect with Diversinet Corp. at www.diversinet.com.

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MobiSecure is a trademark of Diversinet Corp.  Identity Guard and Intersections are registered trademarks of Intersections Inc.  All other product names are the property of their respective companies.

Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information is made pursuant to the “safe harbor” provisions of the US Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation and are subject to important risks, uncertainties and assumptions that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings (including its annual report and financial statements) with the Securities and Exchange Commission and SEDAR.